SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 AMENDMENT NO. 2
                                       TO
                 SCHEDULE 13D OF CRANE CO. AND LTI MERGER, INC.
                      -------------------------------------
                           Liberty Technologies, Inc.
                            (Name of Subject Company)

                                    Crane Co.
                                LTI Merger, Inc.
                                    (Bidders)

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    531281103
                      (CUSIP Number of Class of Securities)

                               Augustus I. duPont
                  Vice President, General Counsel and Secretary
                                    Crane Co.
                            100 First Stamford Place
                           Stamford, Connecticut 06902
                                 (203) 363-7223
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:

                                Janice C. Hartman
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6444
                       -----------------------------------

CUSIP NO. 531281103                                               PAGE 1 OF 2

                                   14D-1/A

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Crane Co. (E.I.N.: 131952290)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                                        (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
            1,979,705
--------------------------------------------------------------------------------
8.    CHECK IF THE AGGREGATE AMOUNT IN ROW
      (7) EXCLUDES CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (7)
            32.9%
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON
            HC and CO
--------------------------------------------------------------------------------

CUSIP NO. 531281103                                               PAGE 2 OF 2

                                   14D-1/A

1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LTI Merger, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                                        (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Pennsylvania
--------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON
            1,979,705
--------------------------------------------------------------------------------
8.    CHECK IF THE AGGREGATE AMOUNT IN ROW
      (7) EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (7)
            32.9%
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

      This  Statement  amends and  supplements  the Tender  Offer  Statement  on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on August 14, 1998, as amended on August 26, 1998 (as amended, the "Schedule 14D-1") by Crane Co., a Delaware corporation ("Crane"), and LTI Merger, Inc., a Pennsylvania corporation ("Purchaser"), with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), including the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, at a purchase price of $3.50 per Share, net to the seller in cash.

ITEM 10.    Additional Information.

      Item 10(b) is hereby amended by adding the following paragraph after the second full paragraph under the subheading "State Takeover Statutes" of Section 15 "Certain Legal Matters; Required Regulatory Approvals" of the
Offer to Purchase:

            The Purchaser has filed with the Pennsylvania Securities Commission a copy of the Schedule 14D-1 filed with the Commission which contains additional information about the Offer. This information is available for inspection during business hours at the office of the Pennsylvania Securities Commission, Eastgate Building, 2nd Floor, 1010 N. Seventh Street, Harrisburgh, PA.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 1998
                                    CRANE CO.


                                    By: /s/ Augustus I. duPont
                                        ---------------------------------
                                        Augustus I. duPont
                                        Vice President, General Counsel and
                                        Secretary



                                    LTI MERGER, INC.


                                    By: /s/ Augustus I. duPont
                                        ---------------------------------
                                        Augustus I. duPont
                                        Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                                  PAGE
------------------------------------------------------------------------------

      (a)   (1)  Offer to  Purchase,  dated  August  14,  1998.*
            (2)  Letter of Transmittal.*
            (3)  Notice of  Guaranteed  Delivery.*
            (4)  Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*
            (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
            (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
            (7)  Text of Press  Release  issued by Crane  Co.  on August  12,
                 1998.*
            (8)  Summary  Advertisement  published  on August 14,  1998.*
       (b)  Not applicable.
       (c) (1) Agreement and Plan of Merger, dated as of August 11, 1998 among Crane Co., LTI Merger, Inc. and Liberty Technologies, Inc.*
            (2) Stock Option Agreement, dated as of August 11, 1998, between Liberty Technologies, Inc. and Crane Co.*
            (3) Form of Shareholder Agreement between Crane Co. and certain shareholders of Liberty Technologies, Inc.*
            (4) First Amendment to Amended and Restated Rights Agreement dated August 11, 1998 between Liberty Technologies, Inc. and StockTrans, Inc., as Rights Agent.*
      (d)   Not applicable.
      (e)   Not applicable.
      (f)   Not applicable.

      *Previously filed.